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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

Sanmina-SCI Corporation
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Zero Coupon Convertible Subordinated Debentures due 2020
(Title of Class of Securities)

800907AD9
800907AC1
(CUSIP Numbers of Class of Securities)

Jure Sola
Chairman and Chief Executive Officer
Sanmina-SCI Corporation
2700 North First Street
San Jose, California 95134
(408) 964-3500
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Christopher D. Mitchell, Esq.
Michael A. Occhiolini, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$399,999,900	$47,080

*
Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, assuming that $735,632,000 aggregate principal amount at maturity of outstanding Zero Coupon Convertible Subordinated Debentures due 2020 are purchased at a price of $543.75 for each $1,000 principal amount at maturity. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $117.70 for each $1,000,000.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY STATEMENT

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Sanmina-SCI Corporation, a Delaware corporation (the "Company"), to purchase up to $735,632,000 aggregate principal amount at maturity of its outstanding Zero Coupon Convertible Subordinated Debentures due 2020 (the "Debentures") at a purchase price of $543.75 for each $1,000 principal amount at maturity of Debentures. This Schedule TO is being filed by the Company. The Company's offer for the Debentures is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 17, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal") (which, with respect to the Debentures, as amended or supplemented from time to time, together constitute the "Offer"), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer will expire at 12:00 midnight, New York City time, on Friday, March 18, 2005, unless extended or earlier terminated by us. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        All of the information set forth in the Offer to Purchase and the Letter of Transmittal, and any amendments or supplements thereto hereafter filed by the Company, is incorporated by reference in response to Items 1 through 11 in this Schedule TO as described below.

Item 1.    Summary Term Sheet.

        The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

  (a)
  Name and Address.    The issuer is Sanmina-SCI Corporation, a Delaware corporation, with its principal executive offices located at 2700 North First Street, San Jose, California 95134; telephone number (408) 964-3500.

  (b)
  Securities.    The information set forth on the cover page of the Offer to Purchase is incorporated herein by reference.

  (c)
  Trading Market and Price.    The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" and in Item 4 under the caption "Significant Considerations—The Offer Could Result in Reduced Liquidity of the Debentures" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

  (a)
  Name and Address.    This is an issuer tender offer. The filing person and subject company is Sanmina-SCI Corporation, a Delaware corporation, with its principal executive offices located at 2700 North First Street, San Jose, California 95134; telephone number (408) 964-3500.

        Pursuant to the General Instruction C to Schedule TO, the following persons are the executive officers and directors of the Company as of the date hereof:

Name	Position
Jure Sola	Chairman of the Board and Chief Executive Officer
Randy W. Furr	President, Chief Operating Officer and Director
Hari Pillai	President, Global Operations
David L. White	Executive Vice President of Finance and Chief Financial Officer
Dennis Young	Executive Vice President of Worldwide Sales and Marketing
Steve Bruton	President and General Manager, Printed Circuit Board Fabrication Division
Michael Clarke	President and General Manager, Enclosures Division
John C. Bolger	Director
Neil R. Bonke	Director
Mario M. Rosati	Director
A. Eugene Sapp, Jr.	Director
Wayne Shortridge	Director
Peter J. Simone	Director
Jacquelyn M. Ward	Director

        The business address and telephone number of the above executive officers and directors of the Company is c/o Sanmina-SCI Corporation, 2700 North First Street, San Jose, California 95134; telephone number (408) 964-3500.

Item 4.    Terms of the Transaction.

  (a)
  Material Terms.

  (1)
  Tender Offer.

  (i)
  The information set forth on the cover page to the Offer to Purchase, under the caption "Summary Term Sheet," and in Item 2 under the caption "Terms of the Offer" is incorporated herein by reference.

  (ii)
  The information set forth on the cover page to the Offer to Purchase, under the caption "Summary Term Sheet," and in Item 2 under the caption "Terms of the Offer" is incorporated herein by reference.

  (iii)
  The information set forth on the cover page to the Offer to Purchase, under the caption "Summary Term Sheet," and in Item 2 under the caption "Terms of the Offer" is incorporated herein by reference.

  (iv)
  Not applicable.

  (v)
  The information set forth on the cover page to the Offer to Purchase, under the caption "Summary Term Sheet," and in Item 2 under the caption "Terms of the Offer" is incorporated herein by reference.

  (vi)
  The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" and in Item 7 under the caption "Withdrawal of Tenders" is incorporated herein by reference.

  (vii)
  The information set forth in the Offer to Purchase under the caption "Summary Term Sheet," in Item 5 under the caption "Acceptance of Debentures for Payment," in Item 6 under the caption "Procedures for Tendering Debentures," and in Item 7 under the caption "Withdrawal of Tenders" is incorporated herein by reference.

      (viii)
      The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" and in Item 5 under the caption "Acceptance of Debentures for Payment" is incorporated herein by reference.

      (ix)
      The information set forth in the Offer to Purchase under the caption "Summary Term Sheet," in Item 2 under the caption "Terms of the Offer," and in Item 5 under the caption "Acceptance of Debentures for Payment" is incorporated herein by reference.

      (x)
      The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" and in Item 4 under the caption "Significant Considerations" is incorporated herein by reference.

      (xi)
      Not applicable.

      (xii)
      The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" and in Item 10 under the caption "U.S. Federal Income Tax Considerations" is incorporated herein by reference.

    (2)
    Mergers or Similar Transactions.    Not applicable.

  (b)
  Purchases.    To the best knowledge of the Company, no Debentures are to be purchased from any officer, director or affiliate of the Company.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

  (e)
  Agreements Involving the Subject Company's Securities.

    The Company has entered into the following agreements (each of which is filed or incorporated by reference as an exhibit to the Schedule TO) in connection with the Debentures subject to the Offer:

    (1)
    Indenture, dated as of September 12, 2000, between the Company and Wells Fargo Bank, N.A., as successor by merger to Wells Fargo Bank Minnesota, National Association, as trustee; and

    (2)
    Registration Rights Agreement, dated September 12, 2000, between the Company and the placement agents named therein.

Item 6.    Purposes of the Transaction and Plans or Proposals.

  (a)
  Purposes.    The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" and in Item 1 under the caption "Purpose of the Offer; Information About Us" is incorporated herein by reference.

  (b)
  Use of Securities Acquired.    The information set forth in the Offer to Purchase in Item 1 under the caption "Purpose of the Offer; Information About Us" is incorporated herein by reference.

  (c)
  Plans.    Except as set forth in (i) Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's Annual Report on Form 10-K for the fiscal year ended October 2, 2004 (the "10-K") and in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 1, 2005 (the "10-Q"), (ii) Note 8, "Restructuring Costs," to the Financial Statements included in the 10-K and (iii) Note 3, "Restructuring Costs," to the Financial Statements included in the 10-Q.

  (1)
  None.

    (2)
    None.

    (3)
    The information set forth in the Offer to Purchase under the caption "Summary Term Sheet," in Item 4 under the caption "Significant Considerations," and in Item 8 under the caption "Source and Amount of Funds" is incorporated herein by reference.

    (4)
    The information set forth in the Company's definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 24, 2005 under the captions "Stockholder Proposals for 2006 Annual Meeting—Proposal No. 1: Election of Directors" is incorporated herein by reference.

    (5)
    None.

    (6)
    None.

    (7)
    None.

    (8)
    Not applicable.

    (9)
    The information set forth in the Offer to Purchase under the caption "Summary Term Sheet," in Item 4 under the caption "Significant Considerations," and in Item 8 under the caption "Source and Amount of Funds" is incorporated herein by reference.

      The Company maintains the following stock option and purchase plans:

      (i)
      Amended 1990 Incentive Stock Plan;

      (ii)
      1993 Employee Stock Purchase Plan;

      (iii)
      1999 Stock Plan;

      (iv)
      Addendum to the 1999 Stock Plan (Additional Terms and Conditions for Employees of the French subsidiary(ies)), dated February 21, 2001;

      (v)
      1995 Director Option Plan;

      (vi)
      1996 Supplemental Plan;

      (vii)
      Hadco Corporation 1998 Stock Plan, as Amended and Restated March 3, 1999;

      (viii)
      Hadco Corporation Non-Qualified Stock Option Plan, as Amended and Restated July 1, 1998;

      (ix)
      Hadco Corporation Non-Qualified Stock Option Plan, as Amended and Restated April 7, 1998;

      (x)
      SCI Systems, Inc. 1994 Stock Option Incentive Plan;

      (xi)
      SCI Systems, Inc. 2000 Stock Incentive Plan;

      (xii)
      SCI Systems, Inc. Board of Directors Deferred Compensation Plan;

      (xiii)
      Deferred Compensation Plan for Outside Directors;

      (xiv)
      Rules of the Sanmina-SCI Corporation Stock Option Plan 2000 (Sweden);

      (xv)
      Rules of the Sanmina-SCI Corporation Stock Option Plan 2000 (Finland);

      (xvi)
      Executive Deferred Compensation Plan; and

      (xvii)
      options outstanding under certain option plans which the Company assumed in connection with various business combinations with companies with which the Company merged or which the Company acquired (the "Assumed Plans").

  The Company may issue securities under the above plans from time to time.

    (10)
    In connection with the Offer, on February 16, 2005, the Company announced the pricing of (the "Financing") of $400 million aggregate principal amount of senior subordinated notes (the "Senior Subordinated Notes") to be issued pursuant to an indenture between us, certain guarantors and U.S. Bank National Association, as trustee (the "Indenture"). Under the terms of the Indenture, the Company will be required to make an offer to purchase all of the Senior Subordinated Notes in the event of a change of control (as defined in the Indenture). In addition, the Indenture will include certain covenants that limit the Company's ability to consolidate or merge with or into other companies or sell all or substantially all of its assets. The provisions relating to a change of control included in the Indenture may increase the difficulty for a potential acquirer to obtain control of the Company.

Item 7.    Source and Amount of Funds or Other Consideration.

  (a)
  Source of Funds.    The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" and in Item 8 under the caption "Source and Amount of Funds" is incorporated herein by reference.

  (b)
  Conditions.    The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" and in Item 8 under the caption "Source and Amount of Funds" is incorporated herein by reference. The Company does not have any alternative financing arrangements or financing plans for the purchase of the Debentures in the event the Financing is not consummated.

  (d)
  Borrowed Funds.    (1) The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" and in Item 8 under the caption "Source and Amount of Funds" is incorporated herein by reference. (2) The Company does not currently have any plans or arrangements to repay the Senior Subordinated Notes prior to their maturity.

Item 8.    Interest in Securities of the Subject Company.

  (a)
  Securities Ownership.    To the best knowledge of the Company, no Debentures are beneficially owned by any person whose ownership would be required to be disclosed by this Item.

  (b)
  Securities Transactions.    To the best knowledge of the Company, none of the persons for whom transaction information is required by this Item have engaged in any transaction in the Debentures during the 60 days preceding the date of this Schedule TO.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

  (a)
  Solicitations or Recommendations.    The information set forth in the Offer to Purchase in Item 4 under the caption "Significant Considerations," in Item 11 under the caption "The Dealer Manager, Depositary and Information Agent," in Item 12 under the caption "Solicitation," and in Item 13 under the caption "Fees and Expenses" is incorporated herein by reference.

Item 10.    Financial Statements.

        The Company's Annual Report on Form 10-K for the year ended October 2, 2004 and its Quarterly Report on Form 10-Q for the fiscal quarter ended January 1, 2005 are incorporated herein by reference.

Item 11.    Additional Information.

  (a)
  Agreements, Regulatory Requirements and Legal Proceedings.
  (1)
  None.

  (2)
  The Company is required to comply with federal and state securities laws and tender offer rules.

  (3)
  Not applicable.

  (4)
  Not applicable.

  (5)
  None.

  (b)
  Other Material Information.    The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, and the documents incorporated therein by reference are incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase dated February 17, 2005.
(a)(1)(B)	Letter of Transmittal dated February 17, 2005.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.
(a)(5)(A)	Press Release entitled "Sanmina-SCI Announces Tender Offer to Repurchase Zero Coupon Convertible Subordinated Debentures due 2020," issued by Sanmina-SCI Corporation, dated February 17, 2005.
(b)	Indenture, to be dated as of the closing date of the Financing, among the Company, certain guarantors and U.S. Bank National Association, as Trustee.*
(d)(1)	Indenture, dated as of September 12, 2000, between the Company and Wells Fargo Bank, N.A., as successor by merger to Wells Fargo Bank Minnesota, National Association, as Trustee, incorporated by reference from Exhibit 4.1 of the Company's Registration Statement on Form S-3 filed on November 20, 2000.
(d)(2)	Registration Rights Agreement, dated as of September 12, 2000, between the Company and the placement agents named therein, incorporated by reference from Exhibit 4.3 of the Company's Registration Statement on Form S-3 filed on November 20, 2000.
(g)	None.
(h)	None.

*
To be filed by amendment.

Item 13.    Information Required by Schedule 13E-3.

        Not Applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SANMINA-SCI CORPORATION
By:	/s/ DAVID L. WHITE
Name:	David L. White
Title:	Executive Vice President of Finance and Chief Executive Officer

Dated: February 17, 2005

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase dated February 17, 2005.
(a)(1)(B)	Letter of Transmittal dated February 17, 2005.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.
(a)(5)(A)	Press Release entitled "Sanmina-SCI Announces Tender Offer to Repurchase Zero Coupon Convertible Subordinated Debentures due 2020," issued by Sanmina-SCI Corporation, dated February 17, 2005.
(b)	Indenture, to be dated as of the closing date of the Financing, among the Company, certain guarantors and U.S. Bank National Association, as Trustee.*
(d)(1)	Indenture, dated as of September 12, 2000, between the Company and Wells Fargo Bank, N.A., as successor by merger to Wells Fargo Bank Minnesota, National Association, as Trustee, incorporated by reference from Exhibit 4.1 of the Company's Registration Statement on Form S-3 filed on November 20, 2000.
(d)(2)	Registration Rights Agreement, dated as of September 12, 2000, between the Company and the placement agents named therein, incorporated by reference from Exhibit 4.3 of the Company's Registration Statement on Form S-3 filed on November 20, 2000.
(g)	None.
(h)	None.

*
To be filed by amendment.

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INTRODUCTORY STATEMENT
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information .
  Item 3. Identity and Background of Filing Person .
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements .
  Item 6. Purposes of the Transaction and Plans or Proposals .
  Item 7. Source and Amount of Funds or Other Consideration .
  Item 8. Interest in Securities of the Subject Company .
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used .
  Item 10. Financial Statements .
  Item 11. Additional Information .
  Item 12. Exhibits .
  Item 13. Information Required by Schedule 13E-3 .
SIGNATURE
INDEX TO EXHIBITS